UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 1 April 2014

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that Gold
Fields Limited has granted on 28 March 2014 effective 1 March
2014("the Grant Date"), Bonus Shares to the directors of Gold
Fields, and major subsidiaries of Gold Fields Limited in terms of
the Gold Fields Limited 2012 Share Plan as set out below.

Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares.

Name	P Schmidt
Position	Director of Gold Fields Limited
Company	Gold Fields Limited
No of Bonus Shares granted	94 622
Bonus Share strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market grant of Bonus Shares
Vesting Period	The Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct and Beneficial
Name	KFL Moabelo
Position	Director of major subsidiaries
Company	Gold Fields Limited
No of Bonus Shares granted	42 851
Bonus Share strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market grant of Bonus Shares
Vesting Period	The Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct and Beneficial
Name	R Weston
Position	Director of major subsidiaries
Company	Gold Fields Limited

No of Bonus Shares granted	95 408
Bonus Share strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market grant of Bonus Shares
Vesting Period	The Bonus Shares vest in equal parts on 12 months and 18 months of the Grant Date
Nature of interest	Direct and Beneficial
Name	E Balarezo
Position	Director of major subsidiaries
Company	Gold Fields Limited
No of Bonus Shares granted	76 273
Bonus Share strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market grant of Bonus Shares
Vesting Period	The Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct and Beneficial
Name	T Harmse
Position	Company Secretary
Company	Gold Fields Limited
No of Bonus Shares granted	23 219
Bonus Share strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market grant of Bonus Shares
Vesting Period	The Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct and Beneficial
Name	A Baku
Position	Director of major subsidiaries
Company	Gold Fields Limited
No of Bonus Shares granted	54 470
Bonus Share strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market grant of Bonus Shares
Vesting Period	The Bonus Shares vest in equal parts on 9 months and 18 months

	of the Grant Date
Nature of interest	Direct and Beneficial
Name	J Pauley
Position	Director of major subsidiaries
Company	Gold Fields Limited
No of Bonus Shares granted	34 448
Bonus Share strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market grant of Bonus Shares
Vesting Period	The Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct and Beneficial

In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained to grant the abovementioned Bonus Shares.

31 March 2014
Sponsor:
JP Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 1 April 2014

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer